SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  X      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----
For the fiscal year ended December 31, 1996

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the transition period from                  to
                               ----------------    ----------------

                          Commission file number 1-3950





                               FORD MOTOR COMPANY
                           TAX-EFFICIENT SAVINGS PLAN
                              FOR HOURLY EMPLOYEES

                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements
--------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1996 and 1995.
     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1996.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1996.

                                    Exhibit
                                    -------

Designation                    Description                  Method of Filing
-----------                    -----------                  ----------------

 Exhibit 23                Consent of Coopers            Filed with this Report.
                            & Lybrand L.L.P.



                                    Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                         TAX-EFFICIENT SAVINGS PLAN
                                          FOR HOURLY EMPLOYEES


                                         By:  /s/Glen Anderson
                                            -------------------------------
                                            Glen Anderson, Chairman
                                            Tax-Efficient Savings Plan for
                                              Hourly Employees Committee


June 27, 1997

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                     Description                     at Which Found
-----------                     -----------                     --------------

Exhibit 23            Consent of Coopers & Lybrand L.L.P.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Index of Financial Statements and Supplemental Schedules

                                                                          Pages

Report of Independent Accountants
 ..............................................................................2

Financial Statements:
     Statement of Net Assets Available for Plan Benefits
          as of December 31, 1996 and 1995
 ..............................................................................3
     Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended December 31, 1996
 ..............................................................................4
     Notes to Financial Statements
 ...........................................................................5-11

Supplemental Schedules:
     Item 27a - Schedule of Assets Held for Investment Purposes as of
           December 31, 1996
 ..........................................................................12-13
     Item 27d - Reportable Transactions for the Year Ended
          December 31, 1996
 .............................................................................14

Report of Independent Accountants

To the Board of Directors of
Ford Motor Company:

We have audited the accompanying statement of net assets available for plan benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand L.L.P.

Detroit, Michigan
June 6, 1997

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Statement of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995



              ASSETS                     1996                      1995
                                     ----------------          ----------------

Investments, at fair value           $  1,772,301,615          $  1,334,529,915

Loan funds receivable                     114,521,429                87,418,656

Deposits with insurance companies
  under group contracts                    149,003,575              229,621,731
                                     -----------------        -----------------

          Total assets                  $ 2,035,826,619      $    1,651,570,302
                                        ===============      ==================


     LIABILITIES AND PLAN EQUITY


Employee stock ownership plan,
   loan payable                        $      18,709,853            -
Employee stock ownership plan,
   interest payable                              131,725            -
                                       -----------------     ------------------
          Total liabilities                   18,841,578            -
                                       -----------------     ------------------
Net assets available for plan benefits $    2,016,985,041    $    1,651,570,302
                                       ==================    ==================

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996

                                                  Stable
                                      Ford         Value        Interest        Common
                                     Stock         Income        Income         Stock         Income      International
                                      Fund          Fund          Fund           Fund         Funds          Funds
                                 -------------- ------------ --------------   -----------    ----------   -------------
Interest and dividend income      $ 44,693,448  $11,261,455  $  16,099,384    $       330    $  237,632      $  605,855

Net appreciation (depreciation)
   in fair value of investments     91,737,712                      (18,647)   31,748,078       518,805         684,288
Loan repayment (principal)           7,188,558                   29,244,471     1,535,515       208,786         131,702
Loan repayment (interest)            1,628,495                    5,031,750       334,795        43,919          31,401
Employee contributions             105,787,826                   44,147,217    24,716,340     4,630,066       3,268,664

Withdrawl of participants'         (36,960,679)   (9,494,672)   (17,987,108)   (5,786,916)     (458,797)        (98,216)
accounts
Net transfers between funds       (58,147,246)   (82,384,939)    57,265,625   (11,574,823)       86,846       9,903,031
Loan funds transferred (out) in   (35,384,771)                  (20,365,012)   (6,856,415)     (894,213)       (413,249)
Interest expense                   (2,187,477)
                                 -------------  ------------- --------------  ------------   -----------  --------------
Net increase (decrease) in plan
    equity for the year            118,355,866   (80,618,156)    113,417,680    34,116,904    4,373,044      14,113,476

Net assets available for plan
  benefits, beginning of year     897,282,096    229,621,731    225,375,380   162,450,288    13,357,818       2,789,574
                                -------------  ------------- -------------- -------------   ------------   --------------
Net assets available for plan
  benefits, end of year         $1,015,637,962 $ 149,003,575 $  338,793,060 $ 196,567,192   $ 17,730,862   $   16,903,050
                                ============== ============= ============== =============   ============   ==============


                                                                Growth
                                    Asset                         and
                                  Allocation      Growth        Income          Loan
                                     Fund          Fund          Fund           Fund          Total
                                 ------------   -----------   ------------  ------------    ------------

Interest and dividend income     $    408,678   $ 8,623,356   $  2,023,524                  $ 83,953,662

Net appreciation (depreciation)
   in fair value of investments       173,151     2,797,312      3,405,284                   131,045,983
Loan repayment (principal)             80,695     1,038,573        340,611  $ (39,768,911)        -
Loan repayment (interest)              14,574       223,310         77,769                     7,386,013
Employee contributions              1,764,816    25,285,204      9,006,649                   218,606,782

Withdrawl of participants'           (130,788)     (768,282)      (414,174)    (1,290,592)   (73,390,224)
accounts
Net transfers between funds         2,589,759    52,351,852     29,909,895                        -
Loan funds transferred (out) in      (158,902)   (3,178,422)      (911,292)    68,162,276         -
Interest expense                                                                              (2,187,477)
                                 ------------  -------------  ------------- -------------  -------------
Net increase (decrease) in plan
    equity for the year             4,741,983    86,372,903     43,438,266    27,102,773     365,414,739

Net assets available for plan
  benefits, beginning of year       1,427,409    24,903,611      6,943,739    87,418,656   1,651,570,302
                                 ------------  ------------  -------------  ------------   -------------
Net assets available for plan
  benefits, end of year          $  6,169,392  $111,276,514  $  50,382,005  $114,521,429  $2,016,985,041
                                 ============  ============  =============  ============  ==============

The accompanying notes are an integral part of the financial statements.



Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Notes to Financial Statements


    1. Description of the Plan:

       The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

       a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       b. Eligibility and Vesting: Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees vest 100 percent immediately in the Plan.

       c. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 18 percent of their eligible wages. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan to be contributed to the Plan. Such contributions are excluded from participants' taxable income.

       d. Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       e. Distributions: Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship.

       f. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program at December 31, 1996, are as follows:
                                                                   Participants

            Ford Stock Fund                                              54,039
            Stable Value Income Fund                                     27,909
            Interest Income Fund                                         36,232
            Common Stock Fund                                            19,926
            Other                                                        46,714

          Participants may elect to contribute to the Stable Value Income Fund which invests in contracts with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Stable Value Income Fund in 1995 were placed with the John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07 percent and mature on June 30, 1998. Contributions to the Stable Value Income Fund in 1994 were placed with the Prudential Insurance Company of America at an annual effective rate of 4.94 percent and mature on June 30, 1997. Effective June 30, 1996, assets in the Stable Value Income Fund for 1993 were transferred to other investment programs including the Interest Income Fund based on participants' elections. The Stable Value Income Fund was eliminated as an investment option for participant contributions effective January 1, 1996. Upon maturity of the underlying investment contracts, participants must transfer their assets to other investment programs.

          Details of investments held at December 31, 1996 are set forth in the Supplemental Schedule Item 27a - Schedule of Assets Held for Investment Purposes.

       g. Transfer of Assets: The Plan permits the transfer of assets among investment programs, with certain restrictions related to transfers to/from the Stable Value Income Fund.

       h. Loans: The Plan permits loans to participants with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.



    2. Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investments: The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

       c. Contributions: Contributions to the Plan from employees are recorded in the period that payroll deductions are made from plan participants.

       d. Payment of Benefits:  Benefits are recorded when paid.

       e. Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk, associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       g. Other: Purchases and sales of investment are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

          The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       g. Other, continued: The Ford Stock Fund, the Stable Value Income Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan net assets at December 31, 1996 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan net assets, are combined based on investment objective into the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.

          Certain amounts in the previously issued 1995 financial statements have been reclassified to conform with the current year presentation.



    3. Employee Stock Ownership Plan:

       Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time including all shares allocated to participants' accounts and shares held in an ESOP suspense account are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

       The Plan obtained loans from the Company to purchase shares of Company stock for quarterly distribution. Loans totaling $32,678,677 and $2,732,687 were obtained in January 1996 and July 1996, respectively. The January 1996 loan is payable in 8 equal quarterly installments of $4,447,750 beginning March 1, 1996. The loan obtained in July 1996 is payable in 6 equal quarterly installments of $483,132 beginning September 3, 1996.

       The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. The Plan held 627,518 unallocated ESOP shares as of December 31, 1996. There were no unallocated ESOP shares as of December 31, 1995.

       Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

       The following highlights certain ESOP activity:


                                                         1996
                                                         Loan
                                                        Activity
                                                     -------------

       Shares purchased with loan cash                   1,226,718

       Cost of shares purchased with loan cash        $ 35,411,364

       Loan principal paid                              16,701,511

       Loan interest paid and accrued                    2,187,477


    4. Asset Value Per Fund Unit:

       The number of units and the asset value per unit of the Plan's investments at December 31, 1996 are as follows:
                                                                         Asset
                                                        Number           Value
                                                       of Units         Per Unit
                                                     ------------       --------

         Stable Value Income Fund:
          John Hancock Mutual Life Insurance Company    68,740,922       $  1.00
          The Prudential Insurance Company of America   80,262,653          1.00
         Interest Income Fund                          338,793,060          1.00
         T. Rowe Price Spectrum Growth Fund                108,045         15.13
         Scudder International Fund                         17,873         47.56
         Vanguard Life Strategy Conservative Fund           18,256         12.14
         T. Rowe Price Spectrum Income Fund                 48,992         11.20
         Scudder International Bond Fund                    15,452         11.20
         Vanguard Life Strategy Moderate Fund               43,943         12.97
         T. Rowe Price New Horizons Fund                   614,305         21.77
         Scudder Global Fund                                12,716         28.80
         Vanguard Life Strategy Growth Fund                 61,478         13.68
         T. Rowe Price International Stock Fund            223,307         13.80
         Scudder International Discovery Fund               28,035         19.95
         Vanguard Index Trust 500 Fund                     181,484         69.16
         T. Rowe Price International Discovery Fund         10,662         16.22
         Scudder Income Fund                                47,717         13.15
         Vanguard Index Trust Value Fund                    57,752         17.02
         T. Rowe Price New Asia Fund                       252,572          9.26

                                                                         Asset
                                                        Number           Value
                                                       of Units         Per Unit
                                                     ------------       --------
         Scudder Growth and Income Fund                    66,094          23.23
         Vanguard Index Trust Growth Fund                  92,055          16.91
         T. Rowe Price High Yield Fund                    113,309           8.34
         Scudder Greater Europe Growth Fund               105,191          18.08
         Vanguard Explorer Fund                            14,499          53.83
         T. Rowe Price New Era Fund                        52,060          26.06
         Scudder Japan Fund                                22,834           8.33
         Vanguard Trustees International Fund              17,007          27.54
         T. Rowe Price Latin America Fund                 148,484           8.26
         Wells Fargo Bond Fund                            973,996          12.81
         Ford Stock Fund                               98,319,261          10.33
         Comerica Common Stock Fund                     5,013,190          39.21
         Fidelity Fund                                     97,267          24.70
         Fidelity Puritan Fund                            182,414          17.24
         Fidelity Trend Fund                                7,054          56.81
         Fidelity Magellan Fund                           304,730          80.65
         Fidelity Contra Fund                             785,316          42.15
         Fidelity Equity Income Fund                      122,701          42.83
         Fidelity Growth Company                          265,102          40.46
 .        Fidelity Investment Grade Bond Fund              100,112           7.12
         Fidelity Growth and Income Portfolio             618,176          30.73
         Fidelity Value Fund                              114,170          51.54
         Fidelity Government Securities Fund               55,651           9.69
         Fidelity Retirement Growth Fund                  153,542          17.29
         Fidelity Overseas Fund                            80,295          30.84
         Fidelity Europe Fund                              40,512          26.61
         Fidelity Pacific Basin Fund                       44,959          14.70
         Fidelity Real Estate Investment Portfolio        106,831          18.03
         Fidelity Balanced Fund                            37,754          14.08
         Fidelity International Growth and Income Fund     28,859          19.55
         Fidelity Capital Appreciation Fund                46,693          17.64
         Fidelity Canada Fund                               9,424          17.62
         Fidelity Utilities Fund                           78,020          16.91
         Fidelity Asset Manager Fund                      121,937          16.47
         Fidelity Worldwide Fund                           75,892          15.39
         Fidelity Stock Selector Fund                     154,220          23.85
         Fidelity Asset Manager Growth Fund               118,692          16.35
         Fidelity Asset Manager Income Fund                50,635          11.61
         Fidelity Dividend Growth Fund                    481,959          20.09
         Fidelity New Markets Income Fund                 123,307          12.96
         Fidelity Global Balanced Fund                      7,586          13.36
         Fidelity Small Capital Stock Fund                170,743          13.56
         Fidelity Global Bond Fund                         11,278           9.72

5.  Tax Status:

       The Internal Revenue Service has determined and informed the Company by letter dated January 26, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



6.   Plan Termination:

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.



7.   Other:

       Differences between the data shown on pages 3 and 4 of this report and the 1996 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27a - Schedule of Assets Held for  Investment  Purposes as of
December 31, 1996 (in thousands)

                                             (c)
              (b)                Description of Investment,
      Identity of Issuer         Including Maturity Date,                                                             (e)
      Lessor, Borrower           Rate of Interest, Collateral,                                      (d)             Current
(a)   or Similar Party           Par or Maturity Value                                              Cost             Value
---   ------------------------   --------------------------------------------------             -------------     ------------
      The Prudential Insurance
         Company of America      6/30/97 Maturity, 4.94% interest rate                           $ 80,262,653    $  80,262,653
      John Hancock Mutual Life
      Insurance Company          6/30/98 Maturity, 8.07% interest rate                              68,740,922      68,740,922
      Fidelity Investments       Interest Income Fund, 338,793,060 shares                          338,793,060     338,793,060
      Fidelity Investments       T. Rowe Price Spectrum GrowthFund, 108,045 shares                   1,620,592       1,634,725
      Fidelity Investments       Scudder International Fund, 17,873 shares                             819,958         850,040
      Fidelity Investments       Vanguard Life Strategy Conservative Fund, 18,256 shares               219,816         221,634
      Fidelity Investments       T. Rowe Price Spectrum Income Fund, 48,992 shares                     544,132         548,708
      Fidelity Investments       Scudder International Bond Fund, 15,452 shares                        172,470         173,059
      Fidelity Investments       Vanguard Life Strategy Moderate Fund, 43,943 shares                   549,268         569,946
      Fidelity Investments       T. Rowe Price New Horizons Fund, 614,305 shares                    13,850,372      13,373,431
      Fidelity Investments       Scudder Global Fund, 12,716 shares                                    356,771         366,231
      Fidelity Investments       Vanguard Life Strategy Growth Fund, 61,478 shares                     794,487         841,019
      Fidelity Investments       T. Rowe Price International Stock Fund, 223,307 shares              2,925,109       3,081,635
      Fidelity Investments       Scudder International Discovery Fund, 28,035 shares                   549,696         559,298
      Fidelity Investments       Vanguard Index Trust 500 Fund, 181,484 shares                      11,419,491      12,551,450
      Fidelity Investments       T. Rowe Price International Discovery Fund, 10,662 shares             169,833         172,937
      Fidelity Investments       Scudder Income Fund, 47,717 shares                                    636,051         627,474
      Fidelity Investments       Vanguard Index Trust Value Fund, 57,752 shares                        925,270         982,934
      Fidelity Investments       T. Rowe Price New Asia Fund, 252,572 shares                         2,245,555       2,338,812
      Fidelity Investments       Scudder Growth and Income Fund, 66,094 shares                       1,459,871       1,535,368
      Fidelity Investments       Vanguard Index Trust Growth Fund I, 92,055 shares                   1,431,017       1,556,643
      Fidelity Investments       T. Rowe Price High Yield Fund, 113,309 shares                         928,889         944,998
      Fidelity Investments       Scudder Greater Europe Growth Fund, 105,191 shares                  1,752,448       1,901,857
      Fidelity Investments       Vanguard Explorer Fund, 14,499 shares                                 788,768         780,507
      Fidelity Investments       T. Rowe Price New Era Fund, 52,060 shares                           1,344,732       1,356,696
      Fidelity Investments       Scudder Japan Fund, 22,834 shares                                     214,347         190,206
      Fidelity Investments       Vanguard Trustees International Fund, 17,007 shares                   530,671         468,361
      Fidelity Investments       T. Rowe Price Latin America Fund, 148,484 shares                    1,177,979       1,226,481
      Wells Fargo Institutional
        Trust Company            Bond Fund, 973,996 shares                                          11,085,074      12,476,883
      Ford Motor Company         Ford Stock Fund, 98,319,261 shares                                777,057,289   1,015,637,962
      Comerica Bank, N. A.       Common Stock Fund, 5,013,190 shares                               119,619,978     196,567,192
      Fidelity Investments       Fidelity Fund, 97,267 shares                                        2,325,567       2,402,491
      Fidelity Investments       Fidelity Puritan Fund, 182,414 shares                               3,140,434       3,144,812
      Fidelity Investments       Fidelity Trend Fund, 7,054 shares                                     408,875         400,724
      Fidelity Investments       Fidelity Magellan Fund, 304,730 shares                             25,067,164      24,576,467
      Fidelity Investments       Fidelity Contra Fund, 785,316 shares                               31,179,608      33,101,077
      Fidelity Investments       Fidelity Equity Income Fund, 122,701 shares                         4,939,326       5,255,287
      Fidelity Investments       Fidelity Growth Company Fund, 265,102 shares                       10,310,293      10,726,033
      Fidelity Investments       Fidelity Investment Grade Bond Fund, 100,112 shares                   715,042         712,797
      Fidelity Investments       Fidelity Growth and Income Portfolio, 618,176 shares               17,798,039      18,996,537
      Fidelity Investments       Fidelity Value Fund, 114,170 shares                                 5,991,859       5,884,316
      Fidelity Investments       Fidelity Government Securities Fund, 55,651 shares                    542,289         539,260
      Fidelity Investments       Fidelity Retirement Growth Fund, 153,542 shares                     2,864,493       2,654,734


Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27a - Schedule of Assets Held for Investment Purposes, Continued
(in thousands)
                                          (c)
              (b)                Description of Investment,
      Identity of Issuer         Including Maturity Date,                                                             (e)
      Lessor, Borrower           Rate of Interest, Collateral,                                      (d)             Current
(a)   or Similar Party           Par or Maturity Value                                              Cost             Value
---   ------------------------   --------------------------------------------------             -------------     ------------
      Fidelity Investments       Fidelity Overseas Fund, 80,295 shares                               2,425,616      2,476,289
      Fidelity Investments       Fidelity Europe Fund, 40,512 shares                                 1,030,008      1,078,024
      Fidelity Investments       Fidelity Pacific Basin Fund, 44,959 shares                            686,614        660,898
      Fidelity Investments       Fidelity Real Estate Investment Portfolio Fund, 106,831 shares      1,708,147      1,926,160
      Fidelity Investments       Fidelity Balanced Fund, 37,754 shares                                 505,578        531,580
      Fidelity Investments       Fidelity International Growth and Income Fund, 28,859 shares          534,849        564,187
      Fidelity Investments       Fidelity Capital Appreciation Fund, 46,693 shares                     830,836        823,671
      Fidelity Investments       Fidelity Canada Fund, 9,424 shares                                    188,528        166,050
      Fidelity Investments       Fidelity Utilities Fund, 78,020 shares                              1,267,404      1,319,313
      Fidelity Investments       Fidelity Asset Manager Fund, 121,937 shares                         1,975,657      2,008,302
      Fidelity Investments       Fidelity Worldwide Fund, 75,892 shares                              1,099,606      1,167,978
      Fidelity Investments       Fidelity Stock Selection Fund, 154,220 shares                       3,632,294      3,678,158
      Fidelity Investments       Fidelity Asset Manager Growth Fund, 118,692 shares                  1,901,919      1,940,616
      Fidelity Investments       Fidelity Asset Manager Income Fund, 50,635 shares                     586,247        587,875
      Fidelity Investments       Fidelity Dividend Growth Fund, 481,959 shares                       8,758,468      9,682,557
      Fidelity Investments       Fidelity New Markets Income Fund, 123,307 shares                    1,514,290      1,598,059
      Fidelity Investments       Fidelity Global Balanced Fund, 7,586 shares                            98,170        101,345
      Fidelity Investments       Fidelity Small Capital Stock Fund, 170,743 shares                   2,224,075      2,315,271
      Fidelity Investments       Fidelity Global Bond Fund, 11,278 shares                              109,371        109,619
      Plan participants          Participant loans, interest rates varying from 5.0 to 12.5
                                   percent                                                                 -       114,521,429


Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1996. Current values also include interest and dividends receivable.



*Denotes related party.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996

Current
Identity of                                Purchase    Selling     Lease    Expenses       Cost           Value         Net Gain
Party Involved   Description of Asset       Price       Price      Rental   Incurred      of Asset       of Asset       or(Loss)
--------------   -----------------------  ---------- ----------    -------  ---------     -----------    ----------   ------------
 REPORTING
 CRITERION I:    Single transaction in
                 excess of five percent
                 of current value of
                 plan assets.

                 None.

 REPORTING
 CRITERION II:   Series of transactions
                 in other than securities
                 in excess of five percent
                 of current value of plan assets.

                 None.

REPORTING
CRITERION III:   Series of transactions
                 in securities in excess
                 of five percent of current
                 value of plan assets.

Fidelity
Investments      1993 Income Fund:
                   73 Purchases        $  2,173,393                                      $  2,173,393
                   79 Sales                          $ 85,020,716                          85,020,716                         -
Fidelity
Investments      Interest Income Fund:
                   260 Purchases        307,219,349                                       307,219,349      $307,219,349
                   254 Sales                          193,801,669                         193,801,669       193,801,669       -
Fidelity
Investments      Ford Stock Fund:
                   254 Purchases         289,675,320                                       289,675,320      289,675,320
                   254 Sales                           260,828,494                         217,616,667                 $213,211,824

REPORTING
CRITERION IV:    Single transactions with a nonregulated entity
                 in excess of five percent of current value of plan
                 assets.

                 None.
